

August 3, 2011

Via Email
Guilbert Cuison
President
Business Outsourcing Services Inc.
1001 SW 5th Avenue, Suite 1100
Portland, OR 97204

> **Re: Business Outsourcing Services Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 26, 2011**
> **File No. 000-54329**

Dear Mr. Cuison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1, page 5

1.   Please expand your disclosure to provide context regarding the proposed changes to your Articles of Incorporation as required by Item 19 of Schedule 14A. In this regard, briefly explain the reasons for adding Section 4.1, Section 4.2 and the provisions in the appendix to the Articles of Incorporation, describe the provisions in the Nevada Revised Statues referenced in your new Sections 8, 9 and 10 of the Articles of Incorporation, and discuss the general effect of each change you propose to the Articles of Incorporation.

Proposal 2, page 8

2.   Please expand your disclosure regarding your proposal to amend and restate the company's bylaws to provide a balanced discussion of the proposed changes. In this respect, discuss the disadvantages of each of the proposals as well as the

advantages which you discuss on page 8. If any of the proposed changes have an anti-takeover purpose or effect, clearly disclose this effect. For example, it appears that the proposed bylaw changes require a larger percentage of shareholders to call a special meeting of stockholders and a supermajority vote of shareholders to remove a director from office. See Release No. 34-15230.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453, or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel